CYBERSPACE VITA, INC.
122 Ocean Park Blvd. Suite 307
Santa Monica, CA 90405
Tel: (310) 396-1691

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 5, 2008 to the holders of record at the close of business May 1, 2008 (the “Record Date”) of common stock, $.001 par value per share (“Common Stock”) of Cyberspace Vita, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Stock Purchase Agreement, (the “Stock Purchase Agreement”) dated as of April 15, 2008 and effective as of May 5, 2008 (the “Closing Date”), by and among the Company, Henry C. Casden (the “Seller”) and Fountainhead Capital Management Limited (the “Purchaser”). The transactions contemplated by the Stock Purchase Agreement were consummated on May 5, 2008.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

A copy of the Stock Purchase Agreement was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on May 5, 2008.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On April 15, 2008 , the Seller entered into the Stock Purchase Agreement with the Purchaser, pursuant to which the Seller agreed to sell to the Purchasers 4,000,000 shares of the Company’s common stock (the “Shares”) for a purchase price (the “Purchase Price”), in the aggregate, of $400,000. The sale represents a change of control of the Company and the Shares acquired by the Purchaser represents approximately 80.8% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis. As of the Record Date, the Company had approximately 4,951,000 shares of Common Stock outstanding. Holders of shares of the Common Stock are entitled to one vote per share on all matters for which the shareholders are entitled to vote.

Upon the signing of the Stock Purchase Agreement, the members of our Board of Directors submitted their resignations and appointed Mr. Geoffrey Alison, as the sole director of the Company. The resignation of the directors of the Company will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”). The appointment of Mr. Alison, as sole director will become effective on the Effective Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Cyberspace Vita, Inc., 122 Ocean Park Blvd. Suite 307, Santa Monica, CA 90405.

Name, Position and Address of Beneficial Owner (1)	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Henry C. Casden, President, CEO, Secretary and Director	4,000,000	80.8%	0	*

Eleano Yarbray, Director	0	*	0	*

Fountainhead Capital Management Ltd. 1 Portman House, Hue Street St. Helier, Jersey JE4 5RP	0	*	4,000,000	80.8%

All officers and directors as a group (1 person named above)	4,000,000	80.8%	0	*
* less than 1%.

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2) A total of 4,951,000 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3) Based on 4,951,000 shares of the Company’s Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Stock Purchase Agreement, the Board of Directors consisted of two (2) members, Henry C. Casden and Eleanor Yarbray, who were elected to serve until their successors were duly elected and qualified or until the next annual meeting of the Company’s stockholders. The directors submitted their letters of resignation to be effective on the Effective Date and Mr. Alison has been appointed as the succeeding director of the Company effective on the Effective Date. At the Closing Date, the Board of Directors appointed the new executive officers as listed below.

The name of the current officer and director of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position

Henry C. Casden (1)	63	Director, Chief Executive Officer, President and Secretary
Eleanor Yarbray (1)	60	Director, Chief Financial Officer and Treasurer
Geoffrey Alison (2)	35	President, Secretary and Director,
__________________

(1) Current director until the Effective Date.

(2) As President, Treasurer and Secretary, effective on the Closing Date. As Director effective on the Effective Date.

Henry C. Casden - Henry Casden has served as the Chief Executive Officer, President, Secretary of the Company from October 1, 2007 until the Closing Date. Mr. Casden will continue to serve as Director until the Effective Date. Mr. Casden has been a practicing attorney for 38 years, and the President and Chief Operating Officer of a real estate development company for 12 years.

Eleanor Yarbray - Eleanor Yarbray has been the Chief Financial Officer and Treasurer of the Company from November 7, 2006 until the Closing Date. Ms. Yarbray will continue to serve as Director until the Effective Date.

Geoffrey Alison - Geoffrey Alison has been registered with the National Association of Securities Dealers since 1999 and has worked as a General Securities Principal for various securities firms including Stock USA, Inc. (January 1999 - October 2001) and Assent, LLC (November 2001 - August 2004). From September 2004 through the present date, Mr. Alison has been a registered General Securities Principal with ECHOtrade, a Philadelphia Exchange member firm, as a securities trader for his own capital and benefit. From July 2003 through January 2005, he served as Chief Financial Officer, Secretary and a director of Intrac, Inc. (OTCBB:ITRD); from January 2005 through January 2006, he served as President, Secretary and a director of Cape Coastal Trading Corporation (OTCBB:CCTR) and he has served as President, Treasurer, Secretary and a director of Travel Hunt Holdings, Inc. (OTCBB:TVHT)  since August 2007. In October, 2002, Mr. Alison co-created Greenvest Industries, Inc. which manufactures pet products under the brand name Happy Tails Pet Beds. Mr. Alison is currently President and CEO of Greenvest Industries, Inc.

Family Relationships

There are no family relationships among our directors or officers.

Legal Proceedings

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Stock Purchase Agreement, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of Financial Industry Regulatory Authority. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2007, the Board of Directors met on two occasions and have acted by written consent.  The Company did not hold an annual meeting in 2007.

The Board of Directors doe not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by the Company to its Chief Executive Officer and Chief Financial Officer during the two most recent fiscal years. The Company did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

		Annual Compensation			Long-Term Compensation
Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)

Henry C. Casden Chief Executive Officer, Director	2006	-	-	-	-	-	-
	2007	-	-	-	-	-	-

Eleanor Yarbray Chief Financial Officer, Director	2006	-	-	-	-	-	-
	2007	-	-	-	-	-	-

Compensation of Directors

The Company does not currently pay its directors for attending meetings of the Board of Directors. The Company does not have a standard arrangement pursuant to which its directors are compensated for any services provided as a director or for committee participation or special assignments.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2007.

Employment Agreements

No person has entered into any employment or similar agreement with the Company. It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2007, the Company has determined that one of the Company’s directors, Henry C. Casden, did not comply with applicable Section 16 requirements by filing a Form 3 upon his appointment as officer and director of the Company on October 1, 2007. Mr. Casden filed a Form 3 and Form 5 on March 27, 2008. Other than the foregoing, we have determined that all officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the shares contemplated by the Share Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

The Board of Directors

May 5, 2008.